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                                                                     Exhibit 2.a


                            [ONEOK INC. LETTERHEAD]



                    For Immediate Release September 25, 1997

                   ONEOK SHAREHOLDERS APPROVE WESTERN ALLIANCE

         TULSA, OK -- Shareholders of Tulsa-based ONEOK Inc. (NYSE: OKE) have approved the company's proposed strategic alliance with Western Resources, Inc., of Topeka, Kansas (NYSE: WR), in which ONEOK will acquire and operate Western Resources' natural gas assets in Oklahoma and Kansas. Western Resources, in turn , will become ONEOK's largest equity holder through a combination of common and convertible preferred stock.

         The results of the vote were announced today at a special meeting of shareholders at ONEOK's corporate headquarters in Tulsa. "We're gratified that shareholders have expressed their confidence in the future of a new, expanded ONEOK," said Larry Brummett, chairman, president and CEO. "We look forward to obtaining the remaining regulatory approvals and then welcoming and serving our new customers in Oklahoma and Kansas."

         Earlier this month, the Oklahoma Corporation Commission gave its unanimous approval to the plan, based on the recommendation of the Commission's staff, the Oklahoma Attorney General's office and several of ONEOK's major customers. The transaction is also subject to approval by the Kansas Corporation Commission, where hearings on the matter are scheduled to begin on October 6. Routine approvals are also expected from various federal agencies in the near future.

         When complete, the alliance will increase ONEOK's customer base from its current 730,000 to 1.4 million.



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